Exhibit 99.1

AuRico Gold Provides details on its 90%-128% Production Growth Profile at its
North American Division from 2011 to 2014

Toronto: March 28, 2012: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or “AuRico Gold” or the “Company”) is pleased to provide quarterly operational guidance as well as three-year operational and capital expenditure guidance for 2012 to 2014. All amounts are in U.S. dollars unless otherwise indicated. The Company will be hosting an Analyst Day webcast on March 28, 2012 beginning at 11:00 a.m. eastern time, following the Company’s Q4 2011 financial results conference call and webcast, to discuss the Company’s operational and exploration programs. The webcast can be accessed through the following link: http://event.on24.com/r.htm?e=398019&s=1&k=011845E432C604B2DE502CE058045E94.

2012 Quarterly Operational Guidance

For 2012, the Company is providing quarter by quarter guidance on estimated production and cash costs as summarized in the table below.

	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Total 2012
Production	Gold eq. oz.	Gold eq. oz.	Gold eq. oz.	Gold eq. oz.	Gold eq. oz.
Ocampo	36,000-38,000	50,000-56,000	47,000-53,000	47,000-53,000	180,000-200,000
Chanate	18,000-20,000	20,000-22,000	20,000-23,000	20,000-23,000	78,000-88,000
El Cubo	9,000-10,000	11,000-13,000	13,000-16,000	14,000-18,000	47,000-57,000
Young Davidson	-	15,000-17,000	23,000-27,000	27,000-31,000	65,000-75,000
Total	63,000-68,000	96,000-108,000	103,000-119,000	108,000-125,000	370,000-420,000
	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Total 2012
Cash Costs	Per Gold eq. oz.	Per Gold eq. oz.	Per Gold eq. oz.	Per Gold eq. oz.	Per Gold eq. oz.
Ocampo	$510-$540	$425-$455	$440-$470	$500-$530	$465-$495
Chanate	$410-$440	$475-$505	$455-$485	$455-$485	$450-$480
El Cubo	$1,000-$1,100	$800-$830	$650-$675	$644-$669	$750-$780
Young Davidson	-	-	$450-$550	$450-$550	$450-$550
Total	$560-$585	$475-$500	$475-$500	$490-$515	$500-$525
1.

Production and cash costs for the Ocampo mine, El Cubo mine, and on a consolidated basis are calculated on a per gold equivalent ounce basis. Gold equivalent production and cash costs are based on a gold equivalency ratio of 55:1 unless otherwise indicated.

2.	Cash costs for the Young-Davidson and El Chanate mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit. Production includes gold ounces only.
3.	Anticipated cash costs at the Young-Davidson mine do not include pre-production ounces reported prior to the declaration of commercial production
4.	The following currency assumptions were used to forecast 2012 estimates:
12:1 Mexican pesos to the US dollar
1:1 Canadian dollars to the US dollar
5.	See the Non-GAAP Measures section on page 26 of the Management’s Discussion and Analysis for the year ended December 31, 2011.
  The Young-Davidson mine comes into production in early April and ramps up throughout the year. Commercial production is anticipated to be declared in Q3 2012.
  Underground re-sequencing required at the Ocampo mine in Q4 2011 and into Q1 of this year, has been completed and grades have returned to targeted levels at the end of March 2012.
  The second phase of the expansion program at the El Chanate mine was completed at the end of the first quarter, which has increased the targeted crushing and stacking rate to a nominal 21,000 tonnes per day. Production in the final three quarters is anticipated to be positively impacted as operations sustain the increased crushing and stacking rate and as an increasing portion of the heap leach cells are placed under leach.

  The El Cubo mine continues to realize the productivity and dilution benefits from the ongoing conversion to long-hole mining methods with underground production rates anticipated to be at targeted rates by the end of 2012.

For the 2012 to 2014 period, the Company is providing guidance on estimated production, cash costs and capital expenditures as summarized in the table below.

	2012	2013	2014
Production	Gold eq. Oz.	Gold eq. Oz.	Gold eq. Oz.
Ocampo	180,000-200,000	180,000-205,000	210,000-245,000
Chanate	78,000-88,000	75,000-85,000	75,000-95,000
El Cubo	47,000-57,000	50,000-70,000	50,000-70,000
Young Davidson	65,000-75,000	135,000-155,000	165,000-190,000
Total	370,000-420,000	440,000-515,000	500,000-600,000
	2012	2013	2014
Cash Costs	Per Gold eq. oz.	Per Gold eq. oz.	Per Gold eq. oz.
Ocampo	$465-$495	$550-$600	$500-$550
Chanate	$450-$480	$455-$485	$480-$510
El Cubo	$750-$780	$600-$700	$600-$700
Young Davidson	$450-$550	$500-$550	$460-$510
Total	$500-$525	$525-$575	$495-$545
	2012	2013	2014
Capex (excluding exploration)	US$ (millions)	US$ (millions)	US$ (millions)
Ocampo	$36-$50	$60-$70	$45-$60
Chanate	$45-$49	$30-$40	$30-$45
El Cubo	$17-$21	$10-$20	$10-$20
Young Davidson	$173-$187	$100-$130	$50-$65
Total	$271-$307	$200-$260	$140-$190
1.

Production and cash costs for the Ocampo mine, El Cubo mine, and on a consolidated basis are calculated on a per gold equivalent ounce basis. Gold equivalent production and cash costs are based on a gold equivalency ratio of 55:1 unless otherwise indicated.

2.	Cash costs for the Young-Davidson and El Chanate mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit. Production includes gold ounces only.
3.	Forecasted cash costs at the Young-Davidson mine do not include pre-production ounces reported prior to the declaration of commercial production
4.	The following currency assumptions were used to forecast 2012 estimates:
12:1 Mexican pesos to the US dollar
1:1 Canadian dollars to the US dollar
5.	See the Non-GAAP Measures section on page 26 of the Management’s Discussion and Analysis for the year ended December 31, 2011.
  In 2012 the majority of planned production at the Young-Davidson mine is anticipated to come from the open pit mine with ore from the underground mine targeted to supplement production in the fourth quarter of 2012, as anticipated in the recent re-engineered mine plan. In 2013, production growth will be achieved through a full year of open pit production as well as an increasing production contribution from the underground mine. In 2014, production from the open pit is anticipated to decrease proportionately as it reaches the end of its planned mine life while the contribution of higher grade underground ore increases further. Capital expenditures at Young-Davidson will decrease in 2013 and 2014 as capital costs relating to the construction, commissioning and revised underground mine expansion plan are completed.

  The Level 2 underground mine, the third underground mine at Ocampo, is anticipated to be in production by the end of 2012 or early 2013, and should contribute to the anticipated site-wide underground production rate of 3,000 tonnes per day by 2014. Capital expenditures are anticipated to increase in 2013 when the Company concurrently initiates an expansion program at the mill facility to 4,000 tonnes per day and commissions the adjacent shaft and ore handling system, both of which are targeted for completion by the fourth quarter 2013.
  At the El Chanate mine, the expansion to 21,000 tonnes per day was completed at the end of the first quarter. This increased crushing and stacking rate will positively impact the final three quarters of 2012 and production in 2013 and 2014 will benefit from a full year at these higher rates. Any additional expansion beyond 21,000 tonnes per day will be evaluated once the mine has added to its reserve base. Capital expenditures in 2012 include an aggressive pre-stripping program of the South East layback associated with the 50% expansion of the crushing and stacking rates from 14,000 to 21,000 tonnes per day.
  The El Cubo mine continues to advance the conversion to the more efficient and cost-effective long- hole mining methodology and the Company is targeting that approximately 95% of mining will be from long-hole mining by the end of 2012. Production is anticipated to stabilize once the conversion to long- hole mining has been completed. Capital expenditures in 2012 will include the procurement of additional mining equipment related to the conversion of mining areas to long-hole mining methodologies. Capital expenditures are anticipated to decrease in 2013 and 2014 as the mine reverts back to capital development and sustaining capital expenditures.

2012 Exploration Programs

For 2012 the Company is providing guidance on exploration expenditures as summarized in the table below.

	2012	2012
	Budget (US$ millions)	Drilling (metres)
Young-Davidson	4-6	35,000-43,000
Ocampo	7-14	60,000-100,000
El Chanate	4	27,600
El Cubo	6	55,000
Kemess UG	7	-
Other	6-9	6,000
Total	34-46	183,600-231,600
  At Young-Davidson, the 35,000 metre drilling program proposed for 2012 will primarily focus on continuing to develop the Young-Davidson West deposit as well as follow-up drilling on five other additional target areas that were identified in 2011. In subsequent years, the Company intends to develop the Young-Davidson West target and establish an underground drilling platform to better explore both the Main deposit and the YD West target below the 9000 mL which remains open to the east, west and at depth.
  At Ocampo, the 60,000 metre drilling program proposed for 2012 will primarily focus on the San Jose, San Amado and St Eduviges underground targets. The surface program will test for new open pittable deposits westward along the PGR trend (PGR West) and at Cerro Blanco (St Librada SE). The Cerro Blanco target altered zone hosts surface gold and silver values over an 800 metre long area and over 100 metres wide. There is an additional substantial-sized target on a parallel zone 300 metres southwest of Cerro Blanco. Surface rights have been negotiated and an aggressive drilling program has been initiated. In subsequent years, the Company will continue to develop underground and open pit targets that have been identified that are located with 5 kilometres of the existing infrastructure.

  At El Chanate, the 27,600 metre drilling program proposed for 2012 will primarily focus on trend to the northwest and southeast of the current pit as well as the newly discovered mineralization south of the planned heap leach pads. The Company will also focus on infill drilling of mineralization identified below and to the south of the existing reserve pit in anticipation of expanding the reserve pit towards these areas.
  At El Cubo, the 46,600 metre surface and underground drilling program proposed for 2012 will primarily focus on three principal targets namely, Dolores-La Loca, Cebolletes and Villalpando Sur.
  In 2012, the Company will complete a Feasibility Study on the Kemess Underground copper-gold project located in British Columbia, Canada.
  The Company will continue with exploration programs at the Venus Project, located adjacent to Ocampo to the north and the Orion Project located in Nayarit State as well as continuing to assess strategic opportunities in proximity to our key assets.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America. Following the divestiture of the Australian assets, and the imminent achievement of first production at Young-Davidson, the Company will have 4 operating properties including the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State, and the El Cubo mine in Guanajuato State. The exciting Young-Davidson gold mine in northern Ontario is expected to reach commercial production by the third quarter of this year and ramp-up to over 200,000 ounces of annual production by 2015. AuRico’s strong project pipeline includes several advanced development opportunities in Mexico and British Columbia as well as a number of highly prospective exploration properties. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
President & Chief Executive Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
+1.647.260.8880	+1.647.260.8880

Cautionary Statement

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the ability of the Company to achieve its guidance for production, cash costs, capex for 2012, 2013 and 2014 and its exploration expenditures for 2012, the ability to continue to fund expansion and exploration operations through cash flows, the ability of the Company to optimize and expand its operations and development projects through capital expenditure, the ability of the Company to complete its expansion studies in a timely manner and to achieve positive results therefrom, the ability to realize the perceived benefits of the acquisition of Capital Gold and Northgate, the ability of Young-Davidson to commence production by the end of Q1 2012 and to achieve over 200,000 ounces of annual production by 2015 and to meet the timelines for the commencement of mill processing, the ability to accelerate underground production at Young-Davidson, the ability to increase mining rates at Young-Davidson, the ability of the Company to achieve its targets for the continued expansion and development of Ocampo and El Chanate, the ability to improve infrastructure and productivity at El Cubo, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of the Company’s exploration and development programs and the success of the Company’s exploration approaches, the Company’s ability to delineate additional resources and reserves as a result of such programs, statements regarding the Company’s financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated results for the periods set out within, operating performance projections for the periods set out within, the Company’s ability to fully fund its business model internally, gold and silver production for the periods set out within and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized for the periods set out within. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

####